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Exhibit 20.1

Risks Related to Our Business

Decreased spending by advertisers can adversely affect our advertising revenue.

        Since virtually all of our revenue is generated from the sale of local, regional and national advertising for broadcast on our radio stations, a recession or downturn in the United States economy could have an adverse effect on us as advertisers generally reduce their spending during economic downturns. In addition, because a substantial portion of our revenue is derived from local advertisers, our ability to generate advertising revenue in specific markets could be adversely affected by local or regional economic downturns. For example, in 2001, due to weakness in the general advertising sector and in our markets, which was further exacerbated by the events of September 11, our pro forma net broadcasting revenue declined 8.5%.

We may lose audience share and advertising revenue to competing radio stations or other types of media competitors.

        We operate in a highly competitive industry. Our radio stations compete for audiences and advertising revenue with other radio stations and station groups, as well as with other media such as broadcast television, newspapers, magazines, cable television, satellite television, satellite radio, outdoor advertising, the Internet and direct mail. Audience ratings and market shares are subject to change. Any adverse change in a particular market, or adverse change in the relative market positions of the stations located in a particular market could have a material adverse effect on our revenue or ratings, could require increased promotion or other expenses in that market, and could adversely affect our revenue in other markets. Other radio broadcasting companies may enter the markets in which we operate or may operate in the future. These companies may be larger and have more financial resources than we have. Our radio stations may not be able to maintain or increase their current audience ratings and advertising revenue. In addition, from time to time, other stations may change their format or programming, a new station may adopt a format to compete directly with our stations for audiences and advertisers, or stations might engage in aggressive promotional campaigns. These tactics could result in lower ratings and advertising revenue or increased promotion and other expenses and, consequently, lower earnings and cash flow for us. Audience preferences as to format or programming may also shift due to demographic or other reasons. Any failure by us to respond, or to respond as quickly as our competitors, could have an adverse effect on our business and financial performance. We cannot assure you that we will be able to maintain or increase our current audience ratings and advertising revenue.

We have substantial indebtedness that could limit our ability to grow and compete.

        Although we applied substantially all of the net proceeds of our initial public offering to repay approximately $447 million of indebtedness under our credit facility, we will continue to have a substantial amount of debt, a portion of which will bear interest at variable rates. Our substantial financial leverage and, as a result, our significant debt service obligations, may have a significant impact on our financial results and operations, including limiting our ability to:

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  obtain additional financing for working capital, capital expenditures, acquisitions, debt payments or other corporate purposes;

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  compete with competitors that are better capitalized than us; and

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  react to changing market conditions, changes in our industry and economic downturns.

        As of June 30, 2003, we had indebtedness of $1,036.1 million, consisting of $500.0 million of subordinated debentures, $535.0 million under our credit facility and $1.1 million of other indebtedness. We applied substantially all of the net proceeds of our initial public offering to repay approximately $447 million of indebtedness under our credit facility. After giving effect to this repayment, we may borrow up to an additional $200.0 million under the revolving portion of our credit facility, in addition to up to $400.0 million that we may solicit under an incremental facility. We may reborrow under our revolving credit facility as needed to fund our working capital needs, for general corporate purposes and to fund the acquisitions of additional radio stations.

If we lose key personnel, including on-air talent, our business could be disrupted and our financial performance could suffer.

        Our business depends upon the continued efforts, abilities and expertise of our executive officers, primarily our Chairman and Chief Executive Officer, Farid Suleman, who joined us in March 2002. We believe that the unique combination of skills and experience possessed by Mr. Suleman would be difficult to replace, and his loss could have a material adverse effect on us, including impairing our ability to execute our business strategy. Mr. Suleman does not have a formal employment agreement. Additionally, our radio stations employ or independently contract with several on-air personalities and hosts of syndicated radio programs with significant loyal audiences in their respective broadcast markets. These on-air personalities are sometimes significantly responsible for the ranking of a station, and for the ability of the station to sell advertising. We cannot assure you that these individuals will remain with our radio stations or will retain their audiences.

We have a history of net losses that may continue for the foreseeable future.

        Our predecessor company had a net loss of $39.2 million for the year ended December 31, 2000, a net loss of $149.3 million for the period from January 1, 2001 through June 25, 2001, and we had a net loss of $53.6 million for the period from June 26, 2001 through December 31, 2001, a net loss of $89.2 million for the year ended December 31, 2002 and a net loss of $52.8 million for the six months ended June 30, 2003. The primary reasons for these losses are significant charges for depreciation and amortization relating to our acquisition of Citadel Communications and the acquisition of radio stations, as well as interest charges on our outstanding debt. If we acquire additional stations, these charges may increase further. We cannot assure you that we will be profitable in the future and our failure to do so could harm our business and cause the value of our common stock to decline.

If we cannot renew our FCC licenses, our business will be impaired.

        Our business depends upon maintaining our broadcasting licenses issued by the FCC, which are issued currently for a maximum term of eight years and are renewable. Our broadcasting licenses will expire between 2003 and 2006. Interested parties may challenge a renewal application. On rare occasions, the FCC has revoked licenses, not renewed them, or renewed them only with significant qualifications, including renewals for less than a full term. We cannot assure you that our pending or future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect our operations. If we fail to renew, or renew with substantial conditions or modifications (including renewing one or more of our licenses for a term of fewer than eight years) any of our licenses, it could prevent us from operating the affected station and generating revenue from it. Moreover, governmental regulations and policies may change over time and the changes may have a material adverse impact upon our business, financial condition and results of operations.

We could experience delays in expanding our business, be prevented from making acquisitions or be required to divest radio stations due to antitrust laws and other legislative and regulatory considerations.

        The Federal Trade Commission, the United States Department of Justice and the FCC carefully review our proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and the effects on concentration of market revenue share. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require us to modify or abandon an otherwise attractive opportunity.

        The radio broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act of 1934, as amended, which we refer to as the Communications Act, and FCC rules and policies limit the number of broadcasting properties that any person or entity may own, directly or by attribution, in any market and require FCC approval for transfers of control and assignments of licenses. The filing of petitions or complaints against us or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses. The Communications Act and FCC rules and policies also impose limitations on non-U.S. ownership and voting of our capital stock. On June 2, 2003, the FCC concluded an omnibus rulemaking proceeding in which it examined all broadcast ownership rules, including the local radio ownership rule, the broadcast-newspaper ownership rule, the radio-television cross-ownership rule, the local television ownership rule, the national television ownership rule and the dual network rule. The FCC made significant changes to the local radio ownership rule and the way that it reviews radio station transactions. As a result of these changes, our existing station portfolio will exceed the applicable ownership limit in several markets. Existing ownership combinations, however, are "grandfathered," meaning the FCC will not require us to divest stations that we currently own in order to come into compliance with the new rules. The new rules will limit our ability to acquire radio stations that we would have been permitted to acquire under the old rules. Pending transactions are also subject to the new rules, which have not yet become effective. Under these new rules, we will be required to divest one or more stations in order to obtain FCC approval to consummate certain pending transactions. In addition, the FCC has placed a freeze on the filing and processing of applications for transfer of control and assignment of licenses pending approval by the Office of Management and Budget of new application forms or in some cases until the new rules become effective. Further, there is significant congressional opposition to the new rules, and bills have been introduced in Congress to modify or repeal the FCC's action, including a requirement that companies divest stations to come into compliance with the revised rules.

There are risks associated with our acquisition strategy.

        We intend to acquire radio stations in both mid-sized and large markets. We believe that the most material risks related to this strategy are:

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  increases in prices for radio stations due to increased competition for acquisition opportunities;

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  reduction in the number of suitable acquisition targets resulting from continued industry consolidation; and

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  failure or unanticipated delays in completing acquisitions due to difficulties in obtaining required regulatory approval, including the delay resulting from the FCC's adoption of new broadcast ownership rules and the related freeze on the filing and processing of applications for transfers of control and assignments of licenses.

The first two factors have influenced our ability to execute our acquisition strategy in the past and the third factor is currently affecting our pending acquisitions. Additional risks, which we have not yet experienced to a material degree, include:

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  difficulty in integrating operations and systems and managing a large and geographically diverse group of stations;

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  reduction in the number of suitable acquisition targets resulting from the more restrictive local radio ownership rule recently adopted by the FCC;

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  failure of some acquisitions to prove profitable or generate sufficient cash flow;

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  issuance of large amounts of common stock in order to purchase radio stations;

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  failure or unanticipated delays in completing acquisitions due to difficulties in obtaining required regulatory approvals;

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  need to finance acquisitions through funding from the credit or capital markets; and

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  inability to finance acquisitions on acceptable terms.

In order to remain competitive, we must respond to changes in technology, services and standards which characterize our industry.

        The radio broadcasting industry is subject to technological change, evolving industry standards and the emergence of new media technologies. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Several new media technologies are being developed, including the following:

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  audio programming by cable television systems, direct broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

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  satellite digital audio radio service, which is provided by two companies offering national satellite radio services, including numerous niche formats, with sound quality comparable to that of compact discs;

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  in-band on-channel digital radio, which could improve the quality of existing AM and FM stations, including stations owned by us; and

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  low-power FM radio, which could result in additional FM radio broadcast outlets designed to serve small, localized areas.

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  Exhibit 20.1